

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Desmond Wheatley
President and Chief Executive Officer
Beam Global
5660 Eastgate Dr.
San Diego, California 92121

> **Re: Beam Global**
> **Registration Statement on Form S-3**
> **Response dated July 25, 2023**
> **File No. 333-272396**

Dear Desmond Wheatley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated June 25, 2023

General

1. We note your response to prior comment one and reissue it. Please revise your registration statement to disclose the material provisions of the credit facility and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In addition, please confirm that you will revise future filings, including your Form 10-Q for the quarter ended June 30, 2023, to include this disclosure and exhibit. Finally, please tell us how you concluded that you were not required to disclose the credit facility in a filing on Form 8-K, specifically addressing Item 2.03 thereof. In this regard, we note the Instructions to Item 2.03 require disclosure where a facility "may give rise to direct financial obligations," both with respect to the entering into of the facility and as direct financial obligations arise or are created under the facility, if and to the extent material to the registrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Pietsch